Exhibit 99.22
ISOTIS, INC.
On July 23, 2007, IsoTis SA, a Swiss corporation, will hold an extraordinary general meeting of its shareholders for the sole purpose of approving a merger agreement, dated June 12, 2007, between IsoTis SA, IsoTis, Inc., a Delaware corporation, and IsoTis International SA, a Swiss corporation and wholly-owned subsidiary of IsoTis, Inc., whereby IsoTis SA will be merged with IsoTis International SA. The minority shareholders of IsoTis SA will receive one share of IsoTis, Inc. common stock for every ten IsoTis SA shares. An official notice of the extraordinary general meeting has been prepared in accordance with Swiss law and is available free of charge by contacting IsoTis, Inc. (2 Goodyear, Suite B, Irvine, California 92618, Toll-free: (800) 565-4535) or viewing the IsoTis website at http://investors.isotis.com.
The business combination is made for the shares of IsoTis SA, a Swiss corporation, that are listed on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange. The business combination is subject to the disclosure requirements of Switzerland, which requirements are different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.